Huntington Communications

Huntington

TALKING POINTS

Filed by Huntington Bancshares Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  TCF Financial Corporation
Commission File No.:  001-39009
Date:  December 14, 2020

The following talking points were provided to employees of Huntington Bancshares Incorporated on December 14, 2020.

Media/General Public FAQs & Talking Points

Why is Huntington acquiring TCF?

•	Huntington and TCF coming together creates a Top 10 U.S. regional bank with scale to compete and to sustain revenue growth opportunities to win in a competitive, low rate environment.

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The combined company will benefit from experienced leaders with shared vision, strong cultural fit, and successful integration track records. Huntington was attracted to TCF because of the quality of its management team and colleagues.

•	Our values and culture align. Both companies share an operating philosophy that focuses on colleagues, customers and communities.

•	Our shared commitment to our customers will continue. The combined company will be stronger together and better able to serve more people and businesses throughout our local communities.

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This transformational merger will deliver best-in-class financial performance expected to achieve top quartile metrics or better after integration and be accretive to earnings in 2022. Together we have the scale to both invest in growth and provide attractive returns to shareholders.

•	This merger accelerates and increases our ability to invest in mobile and digital innovation to enhance customer experience building the leading “People-First, Digitally Powered” bank.

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This merger expands our presence in vibrant markets with top five deposit rank in 70% of combined MSAs. In the Midwest, we will be #1 in branches, #2 in consumer deposits and #3 in total deposits with broader distribution and unparalleled density to leverage the power of our brand.

•	We will have a leading presence in attractive markets and be a major economic force in Michigan and Ohio with increased scale in Chicago, and the attractive new markets of Minneapolis and Denver.

•	Together we will have an enhanced product suite, added customer conveniences, scalable infrastructure, and broader geographic reach leading to sustainable revenue growth.

•	Both TCF and Huntington have strong consumer, business banking and vehicle franchises, along with private banking and investment businesses.

•	Combined markets will benefit from even larger-scale Small Business Administration lending leveraging Huntington’s leadership as the #1 SBA lender nationally and within our Midwest footprint.

•	The combined company will have specialized, national commercial business lines and all customers will have access to Huntington’s suite of products and capabilities to grow their business.

Why characterize this as a partnership? Isn’t Huntington acquiring TCF?

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We both believe success is built through partnerships, at every level – as colleagues, in our lines of business, with our customers and within our local communities. Both companies have strong track records of recent, successful partnerships to grow and thus deliver more for their customers and business.

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This opportunity leverages our combined strengths and we will be assimilating our talented teams of colleagues to serve our customers and grow, so we believe it is better described as a partnership for our customers, communities and colleagues.

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Most importantly, our values and culture align. Both companies share an operating philosophy that focuses on looking out for colleagues, customers and communities. Both companies share a commitment to diversity, equity and inclusion, where “Welcome” means welcome to all.

•	The combined company will be stronger together and better able to serve more people and businesses throughout our local communities.

•	Additionally, our businesses are well-aligned for a smooth transition and integration further deepening customer relationships.

When will the transaction close?

•	Completing this merger will require regulatory and shareholder approvals, and we anticipate completing this transaction in the second quarter of 2021.

What will the new footprint look like?

•	We both share values, markets and customers. And together, we will form a Top 10 U.S. regional bank.

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This merger expands our presence in vibrant markets with top five deposit rank in 70% of combined MSAs. In the Midwest, we will be #1 in branches, #2 in consumer deposits and #3 in total deposits with broader distribution and unparalleled density to leverage the power of our brand.

•	We will have a leading presence in attractive markets and be a major economic force in Michigan and Ohio with increased scale in Chicago, and the attractive new markets of Minneapolis and Denver.

•	The total new 11-state footprint will extend east to west from western Pennsylvania and West Virginia to Colorado, and north to south from Wisconsin to Kentucky.

How many TCF team members will be integrated into Huntington?

•	We will be combining our talented teams of colleagues to serve our customers and grow.

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The combined company will benefit from experienced leaders with shared vision, strong cultural fit, and successful integration track records. Huntington was attracted to TCF because of the quality of its management team and colleagues.

•	We will work to maximize our shared talents as we integrate, and our merger adds management talent and depth across all businesses.

What are the next steps for TCF teammates?

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It remains business as usual until we complete the transaction, which we expect will occur in the second quarter of 2021.  Huntington and TCF will continue to operate as separate entities until the closing of the transaction.

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We know that TCF teammates may be concerned about what impact this transaction may have on them.  We intend to keep Huntington and TCF teammates updated throughout the process as integration planning progresses and we have news to report.

Will severance be offered if positions are eliminated as a result of the partnership?

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For team members whose positions are eliminated as a result of the transaction and resulting transition, Huntington will provide support in the form of a severance package.  The terms and details of this support will be shared with impacted team members as decisions are made.

Will Huntington divest branches?

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As a result of the overlap in the current banking center network, Huntington may be legally required to divest a modest number of branches. It may consolidate others that are duplicative of existing branches.

•	Both companies’ branch distribution networks will be reviewed to determine how to provide customers with the most convenience and continued excellent customer service.

•	No final decisions on which branches may be consolidated have been made. Huntington will proactively communicate branch consolidation information with TCF after those final decisions have been made.

What will happen with TCF’s community sponsorships and philanthropic commitments?

•	Huntington and TCF share a commitment to the communities they serve, and current commitments will be maintained after the closing through the new combined bank.

•	We both understand and serve the unique needs of our local communities. We share a strong commitment of creating innovative partnerships to advance our local communities.

•	Huntington will fund a $50 million donor advised fund at the Community Foundation for Southeast Michigan to serve the needs of communities in Detroit and across the Huntington footprint.

•	It is too early to say how specific relationships will transition as those decisions have not been made.

KEY REGIONAL QUESTIONS: Detroit, Minneapolis, Midland

What is the impact of Huntington’s acquisition in Detroit?

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The new, combined organization will have dual headquarters for banking operations. The headquarters for the Commercial Bank will be in Detroit, and the headquarters for the holding company and the Consumer Bank will be in Columbus. Huntington also has made a commitment for the new combined company to have at least 800 jobs in the downtown Detroit market.

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We believe having multiple headquarters ensures that we get the best out of both companies. Both Columbus and Detroit are very important markets for the future of our combined company. We want Senior Management presence, not only to lead our efforts with colleagues and support our customers, but also to strengthen the communities we serve. Our business is about having the right people in the right places and that is not exclusive to just Columbus and Detroit. We will continue to have a distributed Executive leadership model to maximize our local advantage across the footprint.

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Huntington’s commitment to Southeast Michigan remains strong. The merger with TCF will mean more branches in Southeastern Michigan, which has been a continued goal of Huntington, building upon our early commitment to the City of Detroit more than a decade ago.

•	The expanded branch network will complement our investments in the area in affordable housing, as well as increase the referral pipeline for our community microlending partnership.

•	Additionally, Huntington’s Technology Equipment Finance business is headquartered in Michigan.

•	Huntington will fund a $50 million donor advised fund at the Community Foundation for Southeast Michigan to serve the needs of communities in Detroit and across the Huntington footprint.

What about the branch networks?

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This merger expands our presence in vibrant markets with top five deposit rank in 70% of combined MSAs. In the Midwest, we will be #1 in branches, #2 in consumer deposits and #3 in total deposits with broader distribution and unparalleled density to leverage the power of our brand.

•	We will have leading share in attractive markets and be a major economic force in Michigan and Ohio with increased scale in Chicago, and the attractive new markets of Minneapolis and Denver.

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We don’t know right now exactly what the future combined branch network will look like and there is branch network overlap within the Michigan market. However, for branches that are consolidated, we will endeavor to place colleagues, and any who are displaced will have priority access to ongoing job opportunities.

What is the impact of Huntington’s acquisition in Columbus?

•	Columbus will remain the headquarters of Huntington’s holding company and Consumer Bank. Our commitment to the Columbus community remains unchanged.

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P.W. Huntington founded Huntington National Bank in 1866, 154 years ago, on the corner of High and Broad street in Columbus, Ohio. That original location remains today and will continue to be a very important place in the rich history of the organization. P.W. was a visionary who believed in a purpose-driven model of looking out for people. This legacy will not only remain intact but will be significantly enhanced by the combined organization.

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Huntington’s commitment to all its markets, but especially to Columbus, will be unchanged. Huntington is a part of the fabric of the community and will continue to play a leadership role in many areas that impact this great city.

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Huntington already operates under a distributed Executive, Segment and Regional Leadership Team model.  We have members of our Executive Leadership Team and Segment Executives that live across the footprint, and Regional President structure in each of our metro markets as well as a Community Presidents in our community markets.

•	This pandemic has shown us that people can work from anywhere. Our focus is on top talent and having the best colleague in the job.

What is the impact of Huntington’s acquisition in Cleveland?

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We are very pleased to add to our strong Consumer and Business Banking and Commercial presence in Cleveland, which is already a top market for Huntington. This merger will strengthen our capabilities and our team to better serve our customers and the many neighborhoods locally in Cleveland and northeast Ohio.

What is the impact of Huntington’s acquisition in Minneapolis?

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We are looking forward to entering Minneapolis and the surrounding markets through this merger. Minneapolis is a fast-growing market, and we are excited to continue the commitment that TCF has had to this important market.

What is the impact of Huntington’s acquisition in Midland?

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We will continue the commitment that TCF made to maintain a large presence in Midland. It continues to be an important market to the combined company. As you have seen with Akron, Ohio, we value the legacy headquarter markets, and Midland is no exception. Huntington will honor the 400 jobs commitment in Midland.

But will the existing TCF operations centers remain in place?

•	The operations Centers in Midland and Minneapolis will remain.

What about new markets in Minnesota, Colorado, Wisconsin and South Dakota?

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Huntington is delighted to be moving into these new markets, where Huntington’s extremely successful auto finance business has already expanded. TCF customers in Minnesota, Colorado, Wisconsin and South Dakota will now be able to enjoy Huntington’s innovative:

o	24-Hour Grace for all Customers
o	Asterisk-Free Checking
o	No Overdraft Fee $50 Safety Zone
o	SBA expertise
o	All-Day Deposit
o	Digital banking convenience including deposit automation and mobile Quick Balance

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While Huntington has previously had branches in greater Chicago, this allows for a significant increase in market share in Chicago. We are excited to expand our presence in this important market for Huntington.

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Huntington’s Mobile App has been rated #1 by J.D. Power the past two years and our online banking was #1 in 2019 and #2 in 2020. This merger accelerates and increases our ability to invest in mobile and digital innovation to enhance customer experience building the leading “People-First, Digitally Powered” bank.

Will Huntington executives remain in key leadership positions? If so, in what explicit capacity?

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Upon closing of the transaction, Stephen D. Steinour will remain the Chairman, President and CEO of the holding company and CEO and President of the Bank. Gary Torgow will serve as Chairman of the Bank.

•	At closing, five current TCF Directors will be added to the Board of Directors of the combined company. David L. Porteous will serve as Lead Director of the combined Board.

•	We are excited about the combination of our high-performing teams and look forward to bringing the best talent to the combined company.

NON-OVERLAP MARKET QUESTIONS: SOK, WPA, WVA, CIR

Why isn’t Huntington expanding in my market?

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[CIR] Although we are not growing in Central Indiana through this merger, we have organically grown our business within the region with new branches in Carmel and ongoing plans for expansion in that area.

•	[WVA] Although we are not growing in West Virginia through this merger, this expansion is very complementary to our existing footprint.

•	[SOK] Although branch growth through this merger does not extend into Southwestern Ohio/Northern Kentucky, this expansion is very complementary to our existing footprint.

•	[WPA] Although we are not growing in Western Pennsylvania through this merger, this expansion is very complementary to our existing footprint.

•	Youngstown continues to be an important market for Huntington. And we are pleased with expansion opportunities to serve additional customers.

FINANCIAL QUESTIONS

Considering the amount of market overlap, is this an expense initiative to spend less money servicing the combined business?

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Although this transaction will create efficiencies for both companies, this is not an expense-management initiative. We will be stronger together. We will have additional products and services, broader geographic reach and greater scale. We will deepen customer relationships. And we will redeploy resources toward the goals of accelerating investment in mobile and digital innovation to enhance customer experience.

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The primary rationale for this acquisition is generating long-term value through cost reduction and providing significant revenue synergies while creating scale to unlock the future revenue potential of the combined company.

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We do expect significant cost savings by combining, as is logical based on our complementary market presence. However, we anticipate a seamless transition for customers with ongoing industry-leading service.

•	We also will be able to increase scale more rapidly together by finding efficiencies in operational expenses.

Was this deal critical for Huntington? For TCF?

•	This was a very attractive deal for both Huntington and TCF. But it is not critical for either.

•	The combination is expected to substantially enhance earnings per share and improve the efficiency ratio, return on average assets and return on average tangible common equity.

•	The combined company will optimize the expanded distribution and new scale by focusing on serving our customer needs and delivering a distinctive customer experience.

•	It provides for scale that allows for greater investment in mobile and digital innovation, as well as strategic initiatives.

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This merger expands our presence in vibrant markets with top five deposit rank in 70% of combined MSAs. In the Midwest, we will be #1 in branches, #2 in consumer deposits and #3 in total deposits with broader distribution and unparalleled density to leverage the power of our brand.

•	The acquisition represents an attractive use of capital to generate ongoing earnings and significantly increase capital generation.

•	This is an exceptionally well-matched opportunity for cost reduction and future growth.

What was the rationale behind the purchase price?

•	It’s a fair price and a relative value based on the near- and long-term growth it facilitates, particularly on earnings per share accretion beginning in 2022.

Isn’t there a great deal more of expense to be incurred in integration?

•	We are confident expense impact will be minimized by a carefully planned integration conducted at a reasonable pace into 2022. We are comfortable with a generous integration timeline.

•	Furthermore, we expect to begin realizing cost savings immediately, at 50% percent in 2021, 75% in 2022 and the full 100% run rate thereafter.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington and TCF, the expected timing of completion of the transaction, and other statements that are not historical facts.  Such statements are subject to numerous assumptions, risks, and uncertainties.  Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements.  Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations.  The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements:  changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and TCF; the outcome of any legal proceedings that may be instituted against Huntington or TCF; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and TCF do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and TCF successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and TCF.  Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in TCF’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the SEC and available on TCF’s investor relations website, ir.tcfbank.com, under the heading “Financial Information” and in other documents TCF files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time.  Neither Huntington nor TCF assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and TCF and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction.  The proposed transaction involving Huntington and TCF will be submitted to TCF’s shareholders and Huntington’s shareholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS OF HUNTINGTON AND SHAREHOLDERS OF TCF ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and TCF, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to TCF Investor Relations, TCF Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, Michigan 48226, (866) 258-1807.

PARTICIPANTS IN THE SOLICITATION

Huntington, TCF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Huntington and TCF in connection with the proposed transaction under the rules of the SEC.  Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2020, and other documents filed by Huntington with the SEC.  Information regarding TCF’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2020, and other documents filed by TCF with the SEC.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.